Exhibit 10.2

March 2, 2016

Neil Wu Becker
[PRIVATE ADDRESS]

Dear Neil:

I am pleased to confirm the offer for you to join A10 Networks, Inc., a Delaware corporation (the "Company''), in the position of Vice President, Global Marketing and Communications. This is a full-time, regular exempt position, reporting to Lee Chen, Chief Executive Officer.

Your starting base salary will be at a rate of $235,000.00 per year, less applicable taxes and other withholdings in accordance with the Company’s normal payroll schedule. You will also be eligible to participate in the Company's Executive Incentive Bonus Plan at an on target rate equal to forty percent (40%) base pay.

You will be entitled to receive a sign-on bonus of $55,000.00 upon your commencement of employment, provided you agree to repay this amount to the Company should you voluntarily cease your employment within one year.

The Company will recommend to the Board of Directors of the Company (the "Board'') that you will also be granted an award of restricted stock units (the "Award'') to cover 100,000 shares of the Company's Common Stock, subject to the terms and conditions of the Company's 2014 Equity Incentive Plan. Each restricted stock unit represents the right to receive one share of the Company's Common Stock upon vesting. 25% of the recommended Award will vest on each yearly anniversary of your vest base date, subject to your continued employment on each such date, such that the entire Award will vest over 4 years (for administrative reasons, the vest base date will be the 5th day of the month following your employment start date).

You will be entitled to receive the Company’s employee benefits made available to other employees at your level to the full extent of your eligibility. The effective date of medical, dental and vision insurance is on your employment start date.

Subject to approval of the Board of Directors, you will be entitled to become a party to the Company's standard form of Change in Control and Severance Agreement, the form of which will be provided to you separately.

Your employment will be subject to your execution of the Company's standard form relating to non-disclosure of confidential information and assignment of inventions to the Company. A copy is included with this offer. We also require successful completion of any outstanding reference and background checks and adequate evidence of your right to work in the United States.

By accepting this offer, you confirm that you are able to accept this job and carry out the work it would involve without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer.

Your employment with the Company is for no specific period of time. Your employment with the Company will be "at will," meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause.

The terms and conditions of this offer letter supersede any prior written or oral communications to you concerning employment at the Company. If this offer meets your approval, please acknowledge your acceptance by signing a copy of this letter below and confirming your start date. This offer is valid for three (3) business days following your receipt of this letter, and assumes a proposed start date not later than April 4, 2016.

We look forward to a favorable reply and to welcoming you to A10 Networks, Inc.

Sincerely,

/s/ Lee Chen

Lee Chen
Chief Executive Officer

Acknowledged and accepted:

/s/ Neil Wu Becker
Neil Wu Becker

Date:	03/02/2016

Start Date:	04/04/2016